

May 23, 2012

Via E-mail
Bobby D. O'Brien
Chief Financial Officer
Three Lincoln Center
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

>   **Re: Valhi, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 7, 2012**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
>   **Filed May 9, 2012**
>   **File No. 333-48391**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Products and End-use Markets page 7

1. We note your statement that you currently have mineral reserves that are expected to last at least 50 years. Additionally, we note on page F-15 of your financial statements that you use the units-of-production method to depreciate certain mining assets. For each mine owned or under your control, please disclose the proven and probable mineral reserves pursuant to paragraph (b)(5) of Industry Guide 7 in future filings. This disclosure should include a brief description regarding your procedures for calculating mineral reserves and the material assumptions used in these calculations.

Raw Materials page 10

2. Please tell us if you have considered disclosing additional information regarding your ilmenite mines and mineral processing operations in accordance with paragraph (b) of Industry Guide 7. For instance, please discuss the quantitative and qualitative factors in your determination including, but not limited to, the impact of sourcing ilmenite ore internally versus externally, the total asset value associated with your mine, mineral processing, and mineral transportation facilities and, if applicable, sales revenue generated from external sales in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43
Segment Operating Results, page 50

3. In future filings, please enhance your discussion and analysis of operating income (loss) for the Chemicals Segment to provide a more comprehensive discussion and analysis that clearly explains to investors the material factors that caused gross profit margin and operating income margin to significantly increase for fiscal year 2011 as compared to fiscal year 2010. While we note that you provide an analysis of net sales and cost of sales, your analysis of gross margin should clearly explain the relationship of costs of sales to net sales. Please ensure your analysis explains the underlying circumstances for each of the material factors and provides quantified information to allow an investor to easily understand the extent to which each material factor contributed to the significant increase in the margins. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

4. In future filings, please quantify the extent to which each material factor disclosed as positively or negatively impacting net sales, cost of sales, and gross margin for your Component Products segment. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

5. We note your discussion and analysis of the Component Products Segment's operating results, in which you did not mention the impact the marine components' results had on the segment's operating results. However, we note your statement on page 48 that the marine component has recognized continuing losses. Please confirm to us that the marine component is immaterial to your Component Products Segment's net sales, gross profit and operating income. Otherwise, please explain why you did not provide a discussion and analysis of the negative impact the marine component had on the segment's net sales and operating results and confirm that such analysis will be provided in your future periodic reports.

Note 12 – Income taxes, page F-48

6. In future filings, please provide the disclosures required by ASC 740-30-50-2 for the undistributed earnings of your foreign subsidiaries that are considered permanently reinvested.

Note 17 – Commitments and contingencies, page F-61
Lead pigment litigation – NL, page F-61

7. We note your disclosure that the resolution of any of your pending lead pigment and lead-based paint litigation cases could result in the recognition of a material loss contingency accrual. It appears you have concluded you cannot estimate any possible loss or range of loss. Please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Tell us how you evaluated the summary judgment rulings in favor of certain defendants that are currently on appeal. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Liquidity and Capital Resources, page 43

8. We note that Kronos' days sales outstanding significantly increased to 69 days for the March 31, 2012 period as compared to 55 days for the December 31, 2011 period. Considering the significant increase in this measure along with the 57.7% increase in consolidated accounts receivable as of March 31, 2012, compared to December 31, 2011, a more comprehensive explanation should have been provided, including quantification of the change in the aging of your accounts receivable (e.g., x% is current, x% is 31-90 days, x% is greater than 90 days). In this regard, the increase in sales for Kronos was only 28.3% for the sequential quarterly periods. As part of your future disclosure, please consider separately disclose the amount of accounts receivable by reportable segment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief